Mail Stop 4561

November 26, 2008

By U.S. Mail and Facsimile to (615) 742-2813

Mark Lively
President and Chief Executive Officer
Community First, Inc.
501 South James M. Campbell Boulevard
Columbia, Tennessee 38401

      Re: Community First, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed November 21, 2008
             File No. 0-49966

Dear Mr. Lively:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In the notice to shareholders, or in forepart of the proxy statement, briefly disclose that this meeting is to allow the company to sell securities under the Capital Purchase Program and that you have already applied to participate in that program.

Impact of the Capital Purchase Program

2.   Please disclose how you expect to use the proceeds of your proposed sale of securities to the Treasury Department.

3.   Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

Pro Forma Financial Information

4.   Please revise your pro-forma financial information to incorporate the items discussed with you via phone conversation on November 26, 2008. Additionally, please revise your pro-forma financial information to include disclosure of the effects of this transaction for both the minimum and maximum amounts to be received under the plan. Alternatively please provide your analysis as to how you have determined that presenting pro-forma financial information for participation in the program at the minimum level would not provide meaningful information to investors.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: (by facsimile)
D. Scott Holley
Bass Berry & Sims PLC